LeddarTech Holdings Inc.
4535, Boulevard Wilfrid-Hamel, Suite 240
Quebec G1P 2J7, Canada

April 12, 2024

United States Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street
N.E. Washington, D.C. 20549-356

Re:	LeddarTech Holdings Inc. Registration Statement on Form F-1 Filed February 13, 2024 File No. 333-277045

Ladies and Gentlemen:

On behalf of LeddarTech Holdings Inc. (the “Company”, “LeddarTech,” “we,” “us” or “our”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 8, 2024, with respect to the above-referenced Registration Statement on Form F-1 as filed on February 13, 2024 (the “F-1 Registration Statement”). Concurrently with the submission of this letter, the Company is filing its first amendment to the F-1 Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the F-1 Registration Statement.

Cover Page

1.	Staff Comment: You indicate that you are registering 20,233,439 shares in a primary offering by the company. Please separately disclose the number of shares being registered upon the exercise of the Public Warrants, the conversion of secured convertible notes and the automatic conversion of the Company Earnout Non-Voting Special Shares. Similarly identify all of the shares being registered for resale on behalf of selling securityholders.

Response: We acknowledge the Staff’s comment and have included additional disclosure on the cover page of the F-1 Registration Statement to specify the number of shares being registered in a primary offering in connection with the exercise of the Public Warrants, the conversion of secured convertible notes and the automatic conversion of the Company Earnout Non-Voting Special Shares, as well as to identify all of the shares being registered for resale on behalf of selling securityholders.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission
April 12, 2024

2.	Staff Comment: Please explain in your response letter why you are registering the primary offering rather than the secondary offering of shares issuable upon conversion of your secured convertible notes. In addition, explain why you are registering both the primary offering of 5,000,000 million shares issuable upon the automatic conversion of the Company Earnout Non-Voting Special Shares and the secondary offering of 3,712,410 shares issuable upon the automatic conversion of the Company Earnout Non-Voting Special Shares.

Response: We acknowledge the Staff’s comment and supplementally advise the Staff that the convertible notes and the Company Earnout Non-Voting Special Shares were issued by LeddarTech Holdings Inc. pursuant to the plan of arrangement (as described more fully in LeddarTech’s Registration Statement on Form F-4 (File No. 333-275381)) in a transaction meeting the requirements of Section 3(a)(10) under the Securities Act, and it is expected that the issuance of Common Shares upon conversion of any convertible notes or upon automatic conversion of the Company Earnout Non-Voting Special Shares will be exempt pursuant to Section 3(a)(9) under the Securities Act.

We have revised the Registration Statement with respect to the Common Shares underlying the convertible notes and Company Earnout Non-Voting Special Shares to reflect only the registration of any secondary offer and sale by the selling securityholders of such underlying Common Shares pursuant to LeddarTech’s obligations under its registration rights agreement.

3.	Staff Comment: For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities or the securities overlying such securities.

Response: We acknowledge the Staff’s comment and have included additional disclosure on the cover page of the preliminary prospectus and in a new subsection in the “Summary” titled “Information Related to Securities Registered for Resale by Selling Securityholders” on pages 10-11 of the F-1 Registration Statement to disclose additional information regarding the prices paid by the selling securityholders for the securities being registered for resale on the F-1 Registration Statement.

4.	Staff Comment: Please revise to include disclosure comparing the exercise prices of the warrants whose underlying shares are being registered to the market price of the underlying securities. Disclose that cash proceeds associated with the exercise of warrants are dependent on your stock price. Identify the warrants that are currently out of the money, such as the Public Warrants, and that the company is unlikely to receive proceeds from the exercise of those warrants. Also identify the warrants that may be exercised on a cashless basis and disclose that the company may not receive cash for the exercise of these warrants even if they are in the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on the cover page of the preliminary prospectus and pages 9, 38-39, 46 and 104-106 of the F-1 Registration Statement in response to this comment.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission
April 12, 2024

5.	Staff Comment: We note the significant number of redemptions of Prospector Class A Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Common Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Shares.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have included additional disclosure on the cover page of the preliminary prospectus and in a new risk factor on page 38 of the F-1 Registration Statement regarding the negative impact sales of shares on the F-1 Registration Statement could have on the public trading price of the Common Shares.

Risk Factors, page 14

6.	Staff Comment: Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Common Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have included a new risk factor on page 38 of the F-1 Registration Statement regarding the negative impact sales of shares on the F-1 Registration Statement could have on the public trading price of the Common Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 105

Division of Corporation Finance

Office of Technology

United States and Exchange Commission
April 12, 2024

7.	Staff Comment: In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. For example, disclose the total percentage of Prospector public shares that were redeemed in connection with the vote to extend the deadline for a business combination and the vote on the Business Combination, the resulting amount of funds you received from the trust account and the transaction costs of the Business Combination. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. For example, disclose that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that three selling shareholders who beneficially own almost 80% of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the MD&A disclosures have been revised to reflect the Company’s financial condition and results of operation at and for the three month period ended December 31, 2023, including updated disclosures reflecting the Company’s post-closing liquidity and capital resources. We have included disclosures on pages 104-105 and 38 of the F-1 Registration Statement with respect to (i) the total proceeds received from Prospector’s Trust Account (after redemptions in connection with the extension of the deadline to complete a business combination, and after redemptions in connection with the consummation of the Business Combination), (ii) the net proceeds received from Prospectors Trust Account, transaction costs and proceeds from debt incurred in the PIPE Financing, and (iii) the potential effect of the possible resale of a substantial number of Common Shares on the Company’s ability to raise additional capital.

Selling Securityholders, page 156

8.	Staff Comment: Please discuss how each of the selling securityholders received the shares they are offering.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have included additional disclosure on pages 10-11 and 155 of the F-1 Registration Statement in response to this comment, including in the footnote with respect to securities offered for resale by the Sponsor.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission
April 12, 2024

9.	Staff Comment: Footnote 12 to the selling securityholder table on page 158 provides information about Interest Solutions LLC and the shares it is reselling. In the footnote, you indicate that an affiliate of Interest Solutions LLC is a party to a consulting agreement with the company pursuant to which the shares being offered by Interest Solutions LLC are being issued. Please identify this affiliate. You further indicate that the shares have not been issued. Please tell us when the shares will be issued and why it is appropriate to register the shares for resale when they are not outstanding. Lastly, you indicate that Interest Solutions LLC is an affiliate of a broker-dealer. Please identify the broker-dealer.

Response: We acknowledge the Staff’s comments and respectfully advise the Staff that the Company has issued 198,864 Common Shares to Interest Solutions LLC as consideration for investor and public relations consulting services provided to the Company by ICR LLC, an affiliate of Interest Solutions LLC based on the closing price of the Common Shares on March 20, 2024, and that we have provided additional information on pages 11 and 157 of the F-1 Registration Statement regarding Interest Solutions LLC’s affiliates. Additional information relating to the potential resale of Common Shares by Interest Solutions has also been included in the new disclosures under the caption “Summary – Information Related to Securities Registered for Resale by Selling Securityholders.”

General

10.	Staff Comment: Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors or other selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have included additional disclosure in response to this and certain of the comments above on the cover page and on pages 9, 10-11, 38-39, and 46 of the F-1 Registration Statement.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission
April 12, 2024

Please direct any questions you have with respect to the foregoing to John T. Blatchford at (312) 609-7605, Christopher G. Barrett at (312) 609-7557 or Juliette Todd at (212) 407-7763.

Very truly yours,

LeddarTech Holdings Inc.

By:	/s/ David Torralbo
Name:	David Torralbo
Title:	Chief Legal Officer

cc:	John T. Blatchford

Christopher Barrett

Juliette M. Todd